SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

OMNIVISION TECHNOLOGIES, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

N/A*
(CUSIP Number of Class of Securities of Underlying Common Stock)

Shaw Hong
President and Chief Executive Officer
OmniVision Technologies, Inc.
930 Thompson Place
Sunnyvale, California 94085
(408) 733-3030
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
Robert P. Latta, Esq.
Jenny C. Yeh, Esq.
Wilson Sonsini
Goodrich & Rosati,
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304-1050
(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation**	Amount of Filing Fee

$5,006,623	Previously Paid

*	There is no trading market or CUSIP Number for the options. The CUSIP Number for the underlying common stock is 628128 10 3.
**
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,636,950 shares of common stock of OmniVision Technologies, Inc. having an aggregate value of $5,006,623 as of October 24, 2001 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,001.
Form or Registration No.: 5-60079.
Filing party: OmniVision Technologies, Inc.
Date filed: November 1, 2001.
☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

          A total of twelve employees elected to participate in the exchange program. Those twelve employees tendered a total of 49,400 options to purchase our common stock in return for promises to grant new options on the grant date of June 5, 2002.

2

SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

OM	NIVISION TECHNOLOGIES, INC.

/s/ SHAW HONG

Shaw Hong
President and Chief Executive Officer

Date: December 5, 2001